Exhibit 99.123

PURCHASE OPTION AGREEMENT

THIS AGREEMENT is made effective as of the 22nd day of February, 2021.

BETWEEN:		THE PERSONS LISTED IN THE ATTACHED ANNEX 2

(collectively, the “Current Holders”)

FIRE & FLOWER HOLDINGS CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

AND:	[Commercially Sensitive Information]	AMERICAN ACRES MANAGERS, a corporation existing under the laws of Canada

(the “Company”)

AND:		GEORGE SCORSIS, an individual resident in the Province of Ontario (in his capacity as Representative (as defined herein))

WHEREAS, the Current Holders currently own, in the aggregate, all of the issued and outstanding Shares (as defined herein);

AND WHEREAS, on the date hereof, the Purchaser and the Company entered into a license agreement (the “License Agreement”), pursuant to which an Affiliate (as defined herein) of the Purchaser licensed to the Company, on a royalty-free basis certain Intellectual Property (as defined herein) of the Purchaser (or an Affiliate) which the Company may use in its business;

AND WHEREAS, in consideration for the granting of the Intellectual Property contemplated in the License Agreement, each of the Company and the Holders (as defined herein) has agreed to grant to the Purchaser, an option to acquire the Company, or all or substantially all of the assets thereof, in each case on the terms and conditions set out herein;

NOW, THEREFORE, in consideration of the terms and conditions set out in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Parties), including the entering into of the License Agreement, the Parties covenant and agree as follows:

1.	Definitions

In this Agreement, capitalized terms shall have the meanings assigned to them below:

[Commercial	1.1	“117 CA” means , a California limited liability company;
Sensitive
Information]	1.2	“117 US” means , a Wyoming limited liability company;

	1.3	“Acceptable Confidentiality Agreement” means an agreement with provisions addressing confidentiality that are no less stringent than the provisions contemplated in Article 11.

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1.4	“Acquisition” means the acquisition of the Company by the Purchaser following the exercise of the Option as further contemplated herein.

1.5	“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving solely the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any Affiliate of the Purchaser) after the date of this Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets of the Company, or any of the issued and outstanding voting or equity securities of the Company (or rights or interests in such voting or equity securities) other than the sale of Inventory in the Ordinary Course of Business; (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning any voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive licence involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Acquisition and the other transactions contemplated by this Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Acquisition.

1.6	“Action” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or mediator.

1.7	“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, including: (a) in the case of the Purchaser after the Closing, the Company; and (b) in the case of a natural Person, any trust maintained for the benefit of such natural Person or such natural Person’s spouse or descendants (whether natural or adopted). For purposes of this Agreement, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

1.8	“Agreement” means this Purchase Option Agreement, as the same may be amended, supplemented or restated from time to time, and together with all exhibits, annexes and schedules hereto.

1.9	“Associated Persons” has the meaning specified in Section 11.1.

1.10	“Base Option Exercise Price” has the meaning specified in Section 3.3.

1.11	“Business Day” means any day except Saturday, Sunday, any statutory holiday in the Province of Ontario or any other day on which the principal chartered banks in the City of Toronto are closed for business.

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1.12	“Cash Consideration” has the meaning specified in Section 3.4(a).

1.13	“Closing” means the closing of the Acquisition as shall be further set out in the Purchase Agreement.

1.14	“Closing Adjustment” has the meaning specified in Section 3.5(b).

1.15	“Closing Date” means the date on which the Purchaser completes the Acquisition pursuant to the terms of the Purchase Agreement.

1.16	“Closing Indebtedness” means any Indebtedness of the Company which exists at the Relevant Time.

1.17	“Closing Statement” has the meaning specified in Section 3.5(c).

1.18	“Closing Time” means the 12:00am on the Closing Date or such other time on the Closing Date as the Purchase and the Representative agree in writing that the Closing shall take place.

1.19	“Closing Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the Relevant Time, on a basis consistent with the Financial Statements and IFRS consistently applied. For certainty, any items or amounts included in Closing Indebtedness shall not be included in the calculation or determination of Closing Working Capital.

1.20	“Company” has the meaning specified in the introductory paragraph.

1.21	“Company Employees” means the employees of the Company or any of its Subsidiaries.

1.22	“Company’s Board” means the board of directors of the Company as may be constituted from time to time.

1.23	“Consideration Shares” has the meaning specified in Section 3.4(a).

1.24	“Constating Documents” means the notice of articles, articles, articles of incorporation, amalgamation, or continuation, as applicable, by-laws, shareholders’ agreements and all amendments to such articles, by-laws or shareholders’ agreements (including for certainty, the Shareholders’ Agreement).

1.25	“Contracts” means, with respect to a Person, any contract, agreement, instrument or other legally binding commitment or arrangement, written or oral, to which such Person is a party or under which it has rights or obligations.

1.26	“Control” means: (a) with respect to any corporation, the ownership, beneficially and legally, of voting securities in the capital of such corporation, to which are attached more than fifty percent (50%) of the votes that may be cast to elect the directors of such corporation and such votes are sufficient (if exercised) to elect a majority of the directors; and (b) with respect to a partnership, trust, syndicate or other entity, actual power or authority to manage and direct the affairs of, or ownership of more than fifty percent (50%) of the beneficial interest in, such entity.

1.27	“Convertible Securities” has the meaning specified in Section 4(h).

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1.28	“Current Assets” means consolidated cash, Inventory, prepaid expenses and deposits (including, for purposes of the Estimated Closing Working Capital, Closing Working Capital and Target Working Capital only, last month’s rent and other rent deposits, irrespective of whether such deposits are “current” assets) as at the Relevant Time, determined in accordance with IFRS consistently applied (except where otherwise provided in this definition), but excludes (a) the portion of any prepaid expense of which FFI or its Affiliates will not receive the benefit following the Closing; (b) deferred Tax assets; and (c) Restricted Cash.

1.29	“Current Holders” has the meaning specified in the introductory paragraph.

1.30	“Current Liabilities” means the consolidated trade and other payables, accrued Taxes, Taxes payable in respect of HST and/or any other sales/consumption taxes payable, and other accrued charges of the Company as at the Relevant Time, determined in accordance with IFRS consistently applied, but excludes: (a) Taxes payable (other than in respect of HST); (b) deferred Tax liabilities; (c) any deferred revenue; (d) Transaction Expenses; and (e) any payables by the Company to any of its directors, employees, officers or shareholders or any of their Affiliates, other than employer liabilities for employee benefits, wages, bonuses, commissions and other liabilities incurred in the Ordinary Course of Business, including accrued but unused and unpaid vacation and other paid-time-off amounts, determined in accordance with IFRS consistently applied. For the avoidance of doubt, “Current Liabilities” shall not include any Indebtedness.

1.31	“Deemed Share Price” has the meaning specified in Section 3.4(a).

1.32	“Disputed Amounts” has the meaning specified in Section 3.5(f).

1.33	“Effective Date” means the date of this Agreement.

1.34	“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its Subsidiaries, which are maintained by or binding upon such Party or any of its Subsidiaries or in respect of which such Party or any of its Subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute.

1.35	“Estimated Closing Indebtedness” has the meaning specified in Section 3.5(a).

1.36	“Estimated Closing Statement” has the meaning specified in Section 3.5(a).

1.37	“Estimated Closing Working Capital” has the meaning specified in Section 3.5(a).

1.38	“ETA” means the Excise Tax Act (Canada), as amended, supplemented or restated from time to time.

1.39	“Exchange” means the Toronto Stock Exchange or such other stock exchange on which the FFHC Shares are then principally traded.

1.40	“FFHC Shares” means the common shares of the Purchaser.

1.41	“Financial Statements” means the audited consolidated financial statements of the Company, at the applicable time.

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1.42	“Governmental Authority” means any: (a) federal, provincial, state, territorial, municipal, local or other government or governmental or public ministry, department, agency, tribunal, commission, board, bureau or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

1.43	“Holdback Cash Consideration” means such amount as is equal to 10% of the cash consideration of the Option Exercise Price as contemplated under Section 3.4.

1.44	“Holdback Shares” means such aggregate number of FFHC Shares as is equal to 10% of the Consideration Shares.

1.45	“Holders” means, collectively, the Current Holders and any Person who completes a Joinder.

1.46	“HST” means any and all Taxes payable under Part IX of the ETA or under any provincial or territorial legislation similar to Part IX of the ETA.

1.47	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

1.48	“Indebtedness” means, without duplication, any of the following indebtedness of the Company: (a) indebtedness or guarantees for borrowed money, including all indebtedness of others guaranteed by the Company; (b) all Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities (including any debentures or notes that are convertible into any equity interests in the Company); (c) any obligation to pay the deferred purchase price for property or services; (d) all Liabilities arising from cash or book overdrafts; (e) all Liabilities with respect to credit cards that are thirty (30) days or more past due; (f) all Liabilities under capitalized leases; (g) all Liabilities under conditional sale or other title retention agreements; (h) all Liabilities related to deferred revenue (including long-term deferred revenue) or for customer rebates, advances, prepayments, and deposits; (i) all Liabilities with respect to vendor advances or any other advances made to the Company; (j) any deferred purchase price Liabilities related to past acquisitions; (k) all Liabilities of the Company in respect of any bonuses, commissions, or other discretionary payments, including any pro rata amounts earned, accrued, or unpaid for the current fiscal year, and any Taxes imposed with respect to any such payments to Company Employees; (l) any obligations under severance agreements, stay bonuses, deferred compensation payments (including any referral commissions payable), incentive bonuses and equity incentive programs (relating to the sale of the Company), termination and change of control arrangements and similar obligations that are owed to any Person that will be triggered, in part or in whole, either automatically or with the passage of time, by the completion of the Acquisition (including any amounts payable to offset any excise Taxes imposed thereon and any related income Taxes), and any Taxes imposed with respect to any such payments to Company Employees; (m) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including prepayment penalties, termination fees, reimbursements, indemnities, letters of credit and bankers’ acceptances and consent fees, “breakage” costs, “break fees” or similar payments or contractual charges incurred by the Company or the Holders in connection with the Acquisition, which would be payable if such indebtedness were paid in full as of the Closing Date; (n) all unpaid legal and other advisory fees and expenses incurred in connection with any potential sale or other transaction (including for certainty, the Transaction Expenses); and (o) all unpaid Taxes attributable to any Pre-Closing Periods of the Company, whether or not such Taxes have been reported or assessed.

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1.49	“Intellectual Property” means, collectively, all intellectual property assets, including any and all of the following: (a) inventions, discoveries, improvements, innovations, designs, manufacturing and production processes or techniques, formulae, algorithms, business and technical information and know-how, databases and data structures including information contained therein, data collections and other confidential and proprietary information and all rights therein; (b) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions, and the right to file other or further applications and claim priority thereto; (c) trademarks, service marks, certification marks, trade names, service names, brand names, logos, design rights, trade dress, and other similar designations of source, sponsorship, association, certification or origin, together with the goodwill connected with the use of and symbolized by, and all applications, registrations and renewals thereof; (d) copyrights and registrations and applications therefor, works of authorship, expressions, industrial designs, mask works, designs and design applications and registrations, whether or not copyrightable; (e) domain names, web addresses, web pages, uniform resource locators and social media accounts or handles, including related content, applications and registrations thereof; (f) telephone numbers; (g) Trade Secrets; (h) Software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases, and other related specifications and documentation; (i) plant breeders rights and any applications or registrations therefor; (j) the right to file applications and obtain registrations for any of the foregoing, as applicable; and (k) any and all proprietary or intellectual property rights existing in any jurisdiction, whether registered, unregistered, statutory, or at common law (including moral rights and rights to waivers thereof).

1.50	“Inventory” means all inventories of cannabis, cannabis accessories and ancillary products related to the sale of cannabis of the Company, wherever located, determined on a gross basis in accordance with IFRS consistently applied, but excluding for certainty, any cannabis or cannabis accessories that do not comply with applicable Law (other than US Cannabis Laws).

1.51	“Joinder” means the joinder to be signed by all Holders (other than Current Holders), substantially in the form attached hereto as Exhibit B.

1.52	“Key Individual” means George Scorsis in his capacity as CEO of the Company and such other Person serving a senior officer position of the Company as may be determined by the Purchaser, acting reasonably.

1.53	“Law” means any statute, law, ordinance, regulation, rule, instrument, code, order, constitution, treaty, common law, judgment, decree or other requirement or rule of law of any Governmental Authority.

1.54	“LDJ” means LDJNBW, LLC, a California limited liability company.

1.55	“Liability” means any liability, debt, obligation or commitment of any nature whatsoever (whether direct or indirect, known or unknown, accrued or unaccrued, absolute or contingent, or matured or unmatured), including any arising under any applicable Laws, Licence, Action or Contract.

1.56	“Licence” means any licence, permit, consent, approval, certification or other authorization of any Governmental Authority.

1.57	“License Agreement” has the meaning specified in the introductory paragraph.

1.58	“Locked-Up Shares” has the meaning specified in Section 3.4(b).

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1.59	“Material Adverse Effect” means, with respect to any Person, any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) such Person’s business or assets; or (b) the ability of such Person to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which such Person operates, including with respect to pandemics; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement; (vi) any changes in applicable Laws or accounting rules or principles, including international financial reporting standards or generally accepted accounting principles; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; provided, further, that any event, occurrence, fact, condition or change referred to in clauses (i) through (vi) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on such Person compared to other participants in the industry in which such Person conducts its business.

1.60	“Material Agreements” means collectively, the Oasis Agreement and the Shareholders’ Agreement.

1.61	“Misrepresentation” means an untrue statement of a material fact, an omission to state a material fact required to be stated or an omission to state a material fact that is necessary to make a statement not misleading in light of the circumstances in which it was made.

1.62	“Notice Date” means in the case of the exercise of the Option, the date that the Purchaser delivers an Option Notice to the Representative in accordance with the terms hereof;

1.63	“Oasis Agreement” means the purchase agreement between the Company, 117 CA, LDJ, the members of LDJ and (in her capacity as representative of the LDJ members), pursuant to which 117 CA will acquire all of the issued and outstanding securities of LDJ. [Commercially Sensitive Information]

1.64	“Observer” has the meaning specified in Section 4(m).

1.65	“Option” has the meaning specified in Article 2.

1.66	“Option Exercise Period” means the period of time beginning at 12:01 a.m. (Toronto time) on the Effective Date and ending on the earlier to occur of: (a) the Effective Time; and (b) 5:00 p.m. (Toronto time) on the date that is 60 months after the Effective Date, as otherwise may be agreed to between the Purchaser and the Representative, each acting reasonably.

1.67	“Option Exercise Price” has the meaning specified in Section 3.3.

1.68	“Option Notice” means the Purchaser’s notice of its exercise of the Option, substantially in the form of Exhibit A attached hereto.

1.69	“Optioned Shares” means the Shares owned of record by the Holders as of the Relevant Time.

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1.70	“Ordinary Course of Business” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party (and in the case of the Company the actions intended to be taken by the Company in conducting its business as agreed to by the Company and the Purchaser as of the date hereof) and is taken in the ordinary course of the normal day-to-day operations of the business of such Party but excludes non-arm’s length transactions, which for certainty for the Company shall include the operation of licensed cannabis retail stores in the United States.

1.71	“Parties” means each of the Holders, the Company and the Purchaser, and “Party” means any one of them.

1.72	“Permitted Transferee” means in respect of any Holder, any one or more of:

(a)	a spouse of the Holder;

(b)	a child of the Holder and all descendants of such child;

(c)	a trust, the sole beneficiaries of which are Persons specified in (a) or (b) of this definition and/or the Holder;

(d)	a corporation or partnership, where the Holder Controls, directly or indirectly, such corporation or partnership; and

(e)	a Person approved by the Company’s Board,

provided that:

(x)	any Person set out in (a), (b), (d) or (e) above; and

(y)	with respect to (c) above, the trust includes a valid condition precedent that any securities of the Holder will vest in the beneficiaries of such trust only if each trustee of the trust,

first executes and delivers a Joinder to the Company.

1.73	“Person” means any individual, body corporate, unlimited liability company, limited liability corporation, partnership, limited liability partnership, sole proprietorship, firm, joint stock company, joint venture, trust, unincorporated association, unincorporated organization, syndicate, Governmental Authority and any other entity or organization of any nature whatsoever.

1.74	“Post-Closing Adjustment” has the meaning specified in Section 3.5(h).

1.75	“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of the Straddle Period ending on and including the Closing Date.

1.76	“Proportionate Share” means, in respect of each Holder, the quotient, expressed as a percentage, which is obtained when the number of Shares owned by the applicable Holder is divided by the aggregate number of Shares held by all of the Holders. For certainty, the Proportionate Share of each Holder as at Closing will be set out in the certificate of the Representative confirming the Purchase Price Allocation to be delivered to the Purchaser pursuant to Section 3.5(a).

1.77	“Purchase Agreement” has the meaning specified in Section 3.2.

1.78	“Purchase Price Allocation” has the meaning specified in Section 3.5(a).

1.79	“Purchaser” has the meaning specified in the introductory paragraph.

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1.80	“Purchaser’s Board” means the board of directors of the Purchaser as may be constituted from time to time.

1.81	“Purchaser’s Public Disclosure Record” means all information, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Purchaser with any securities regulatory authority since February 13, 2019 that are available to the public on the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com.

1.82	“Regulatory Approval” means any approval, consent, permit, waiver, ruling, exemption, acknowledgement or similar authorization from any Governmental Authority, including those required by applicable Laws or under the terms or conditions of any Contract or Licence.

1.83	“Relevant Time” means the last moment of time on the day that is immediately prior to the Closing Date.

1.84	“Representative” means the representative of the Holders, being George Scorsis or such other Person as may be appointed as the Representative in his stead pursuant to Section 14.5.

1.85	“Resolution Period” has the meaning specified in Section 3.5(e).

1.86	“Review Period” has the meaning specified in Section 3.5(d).

1.87	“Shareholders’ Agreement” means the shareholders’ agreement of the Company dated January 7, 2020 as may be amended from time to time.

1.88	“Shares” means, at the applicable time, the common shares in the capital of the Company.

1.89	“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

1.90	“Statement of Objections” has the meaning specified in Section 3.5(e).

1.91	“Straddle Period” means any taxable year or period beginning on or before the Closing Date and ending after the Closing Date.

1.92	“Subsidiary” has the meaning specified in the Canada Business Corporations Act.

1.93	“Target Working Capital” has the meaning specified in Section 3.5(b)(i).

1.94	“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) includes: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed property, escheat, health, employee health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in paragraph (a) above or this paragraph (b); (c) any liability for the payment of any amounts of the type described in paragraphs (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in paragraphs (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

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1.95	“Tax Returns” means all returns, reports and other information or documents of any nature (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed, or proposed to be amended and re-filed, with any Governmental Authority relating to Taxes.

1.96	“Termination Fee” has the meaning specified in Section 10.1.

1.97	“Trade Secrets” means information and know-how: (a) not generally known to the public; (b) that has economic value because such information and know-how is not generally known; and (c) has been kept confidential as a result of efforts to prevent the information and know-how from becoming generally known.

1.98	“Transaction Expenses” means the aggregate of all costs and expenses incurred, paid or payable by the Company in connection with the Acquisition (excluding any such costs incurred personally by a Holder), including any audit fees and all investment banking, legal, other accounting and advisory fees incurred, paid or payable in respect of the transactions contemplated by this Agreement or the Purchase Agreement.

1.99	“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes, directly or indirectly, from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing.

1.100	“U.S. Cannabis Laws” means the federal prohibition under the U.S. Controlled Substances Act of 1970, 21 U.S.C. Section 801, et seq. of the cultivation, processing, sale or possession of cannabis or parts of cannabis including the sale or possession of cannabis paraphernalia, advertising the sale of cannabis, products containing cannabis or cannabis paraphernalia, or controlling or managing real estate on which cannabis is trafficked, as long as those activities are in compliance with applicable state law.

1.101	“Valuator” means one of: (a) KPMG LLP; (b) PricewaterhouseCoopers LLP; (c) Deloitte LLP; and (d) Ernst & Young LLP (Canada), or an Affiliate of the foregoing, as may be determined by the Purchaser in its sole discretion or such other independent accounting firm as may be agreed to by the Purchaser, the Company and the Representative, each acting reasonably.

1.102	“VWAP” means the volume weighted average trading price of the FFHC Shares on the Exchange.

2.	Granting of Option

In exchange for the grant of the Intellectual Property contemplated by the License Agreement and for other good and valuable consideration, each of the Company and the Holders hereby grant to the Purchaser, subject to the terms and conditions of this Agreement, an option, but not an obligation, to acquire the Company either by way of (a) a purchase from all of the Holders, of all but not less than all, of the Shares; (b) a purchase of all or substantially all of the assets of the Company; or (c) such other particular acquisition structure, which may include an amalgamation, merger, arrangement or other form of business combination that is determined by the Purchaser, acting reasonably, to be beneficial or advisable for the purpose of addressing any liability, legal, corporate or tax considerations (collectively, the “Option”). The Option may be exercised by the Purchaser at any time during the Option Exercise Period, subject to Article 3.

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3.	Exercise of Option

3.1	Method of Exercise. Provided that the Purchaser is not in material breach of this Agreement, the Option shall be exercisable in whole (but not in part) pursuant to the terms of this Agreement by the Purchaser delivering the Option Notice to the Company and the Representative.

3.2	Purchase Agreement. From and after the Notice Date, the Purchaser, the Company and the Representative (on behalf of all Holders) shall act reasonably and in good faith and use their best efforts to negotiate and document a definitive purchase agreement (the “Purchase Agreement”) in respect of the purchase and sale of the Company (or all or substantially all of its assets), which shall include, for certainty:

(a)	representations and warranties (including but not limited to representations and warranties from each of: (i) the Company in respect of the matters set out in Annex 3 and such other matters as the Purchaser may reasonably require with reference to the business of the Company at the applicable time; and (ii) the Purchaser in respect of the matters set out in Annex 4);

(b)	covenants of the Parties (including for certainty the interim covenants set out in this Agreement) mutatis mutandis;

(c)	indemnification provisions of the Parties (including joint and several liability of the Holders);

(d)	tax provisions;

(e)	termination provisions; and

(f)	closing conditions,

customary for transactions similar in nature to the Acquisition, in each case conformed or modified appropriately to reflect the Parties, corporate structure, business, and regulatory and legal environment applicable to such transaction at such time, provided that no condition regarding Company director or shareholder approval shall be included; and further provided that the purchase price shall be determined in accordance with Sections 3.3 and 3.4 subject to adjustment in accordance with Section 3.5.

The execution of the Purchase Agreement shall occur on or before the 30th day following the Notice Date. If, after delivery of an Option Notice and negotiation by the Parties of a Purchase Agreement (provided, that the Purchaser is in material compliance with its obligations herein and is prepared to enter into the Purchase Agreement) and any other Party hereto does not agree to enter into the Purchase Agreement, then the Purchaser may bring a legal proceeding to seek a remedy for that refusal. The Parties acknowledge that the failure of any Party to enter into the Purchase Agreement may give rise to irreparable injury to the Purchaser inadequately compensable in damages. Accordingly, the Purchaser may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting a bond or other security).

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Unless otherwise specified, the rights and remedies of the Purchaser set forth in this Section 3.2 are cumulative and in addition to and without prejudice to any other rights or remedies available to the Purchaser at law, in equity or otherwise, and unless otherwise specified, no single or partial exercise by the Purchaser of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Purchaser may be entitled.

3.3	Purchase Price. The purchase price (the “Option Exercise Price”) payable by the Purchaser as consideration for the purchase of the Company (or the assets being acquired, as applicable) contemplated by the Acquisition shall be the result of the equation A*B (the “Base Option Exercise Price”), whereby:

[Commercially Sensitive Information]

subject to adjustment under Section 3.5. All costs of the Valuator related to the determination of the value of the Company contemplated by this Section 3.3 shall be paid by the Purchaser. The determination of the Valuator under “A” above shall be final and binding on the Parties hereto, subject to manifest error.

3.4	Consideration.

(a)	The Parties acknowledge and agree that the Purchase Agreement shall provide that the Option Exercise Price shall be payable at the option of the Purchaser in: (i) cash (the “Cash Consideration”); (ii) FFHC Shares (the “Consideration Shares”); or (iii) a combination of Cash Consideration and Consideration Shares. Provided that the Purchaser elects to pay any portion of the Option Exercise Price in Consideration Shares, the number of Consideration Shares to be issued to the Holders (or the Company in the event the Acquisition is completed by way of an asset purchase) shall be equal to the result of the equation A/B, whereby:

A = The amount of the Option Exercise Price to be satisfied by the issuance of Consideration Shares

[Commercially Sensitive Information]

B = The higher of: (i)                 VWAP of the FFHC Shares on the Exchange on the date of the Option Notice (which, for certainty, shall exclude the date of the Option Notice); and (ii) the maximum allowable discounted price allowable by the Exchange (the “Deemed Share Price”).

No fractional Consideration Shares shall be issued by the Purchaser pursuant to the Purchase Agreement and the number of Consideration Shares to be received by a Holder (or the Company as the case may be) will be rounded down to the nearest whole Consideration Share, in the event that the Holder (or the Company, as applicable) is entitled to receive a fractional share representing less than 0.5 of a Consideration Share.

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(b)	The Parties acknowledge and agree that the Purchase Agreement shall provide that, in addition to any restrictions on transfer contemplated by applicable Law and the rules of the Exchange, the Consideration Shares (including for certainty, the Holdback Shares) to be issued to the Holders (or the Company as the case may be) shall be subject to the following restrictions:

[Commercially Sensitive Information]	(i)	of such Consideration Shares shall be restricted from transfer until the date that is three (3) months from the Closing Date; and

	(ii)	an additional of the Consideration Shares shall be restricted from transfer until the date that is six (6) months from the Closing Date,

(collectively, the “Locked-Up Shares”). The Locked-Up Shares may have affixed to the certificate or instrument evidencing such Locked-Up Shares a legend evidencing the restrictions on transfer contemplated by this Section 3.4(b).

(c)	The Parties acknowledge and agree that the Purchase Agreement shall provide that, at Closing, the Purchaser shall:

(i)	pay any Cash Consideration, less the Holdback Cash; and

(ii)	issue any Consideration Shares, less the Holdback Shares,

in each case as elected by the Purchaser pursuant to Section 3.4(a), to the Holders or Company, as applicable, and the Holdback Cash and Holdback Shares, as applicable, shall not be paid and issued to the Holders (or the Company, as applicable) until the later of (a) the Post-Closing Adjustment has been settled as contemplated by Section 3.5 and pursuant to the Purchase Agreement; and (b) the later of: (i) 12 months following Closing Date; and (ii) the date all indemnity claims (as further set out in the Purchase Agreement) are settled (the “Holdback Period”). The amount of Holdback Cash and number of Holdback Shares to be issued after the conclusion of the Holdback Period shall be equal to the amount of Holdback Cash and number of Holdback Shares, as applicable, less: (i) any Consideration Cash and Consideration Shares to be cancelled pursuant to any indemnification claims (to be further set out in the Purchase Agreement); and (ii) any Cash Consideration and Consideration Shares to be cancelled as contemplated by Section 3.5(i)(ii) and pursuant to the Purchase Agreement.

Notwithstanding the foregoing, the Parties acknowledge and agree that the Purchase Agreement shall provide that the Holdback Cash and the Holdback Shares shall not be the Purchaser’s sole remedy for any indemnification claims contemplated under the Purchase Agreement.

3.5	Option Exercise Price Adjustment.

The Parties acknowledge and agree that the Purchase Agreement shall provide for an adjustment to the Base Option Exercise Price as follows:

(a)	At least five (5) Business Days before the Closing, the Representative shall prepare and deliver to the Purchaser (i) a written statement (“Estimated Closing Statement”) setting forth its good faith estimates of Closing Working Capital (the “Estimated Closing Working Capital”) and Closing Indebtedness (“Estimated Closing Indebtedness”), which statement shall also set out an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) and that the Estimated Closing Statement was prepared in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company’s then most recent audited financial statements as if such Estimated Closing Statement was being prepared and audited as of a financial year end; and (ii) if applicable, a final allocation of the Option Exercise Price among the Holders as at Closing, including each Holder’s Proportionate Share (the “Purchase Price Allocation”).

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(b)	The Base Option Exercise Price will be adjusted (the “Closing Adjustment”) as follows:

(i)	The Base Option Exercise Price will be increased, dollar for dollar, by the amount by which the Estimated Closing Working Capital exceeds an amount to be agreed upon between the Company and the Purchaser, each acting reasonably (the “Target Working Capital”);

(ii)	The Base Option Exercise Price will be decreased, dollar for dollar, by the amount by which the Estimated Closing Working Capital is less than the Target Working Capital; and

(iii)	The Base Option Exercise Price will be decreased, dollar for dollar, by the amount of the Estimated Closing Indebtedness.

(c)	Within seventy-five (75) days after the Closing Date, the Purchaser shall prepare and deliver to the Representative (i) a written statement (the “Closing Statement”) setting forth its calculations of Closing Working Capital, Closing Indebtedness and the Post-Closing Adjustment based thereon, which statement shall contain a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated by the Purchase Agreement) and which will be in a form to be agreed upon between the Company and the Purchaser, each acting reasonably; and (ii) a certificate of a senior officer of the Purchaser confirming that the Closing Statement was prepared in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements as if such Closing Statement was being prepared and audited as of a financial year end.

(d)	After receipt of the Closing Statement, the Representative shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, the Representative shall be permitted to review the books and records used in connection with the preparation of such Closing Statement and to make reasonable inquiries of the Purchaser concerning the Closing Statement arising in the course of its review thereof; provided that such review shall be in a manner that does not interfere with the normal business operations of the Purchaser (or its Affiliates) or the Company.

(e)	On or prior to the last day of the Review Period, the Representative may object to the Closing Statement by delivering to the Purchaser a written statement setting forth the objections in reasonable detail, indicating each disputed item or amount and the basis for the disagreement therewith (the “Statement of Objections”). If the Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by the Holders. If the Representative delivers the Statement of Objections before the expiration of the Review Period, the Purchaser and the Representative shall negotiate in good faith to resolve such objections within ten (10) Business Days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Statement with such changes as may have been previously agreed to in writing by the Purchaser and the Representative, shall be final and binding.

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(f)	In the event that the Purchaser and the Representative are unable to resolve any items in dispute in the Statement of Objections within the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the Valuator who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Closing Statement and/or the Post-Closing Adjustment. The Parties agree that all adjustments shall be made without regard to materiality. The Valuator shall only decide the specific items under dispute by the Parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively. The Valuator shall make a determination as soon as practicable within thirty (30) days (or such other time as the Company and the Representative shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and any adjustments to the Closing Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the Parties. The Purchaser and the Holders shall each bear such portion of the Valuator’s fees and expenses in connection with the foregoing as shall be proportionate to the extent to which such Party’s proposal as to the Disputed Amounts differs from the definitive determination thereof by the Valuator.

(g)	The Base Option Exercise Price will be adjusted as follows:

(i)	If the Closing Working Capital exceeds the Estimated Closing Working Capital, the Base Option Exercise Price will be increased, dollar for dollar, by the amount of the difference;

(ii)	If the Closing Working Capital is less than the Estimated Closing Working Capital, the Base Option Exercise Price will be decreased, dollar for dollar, by the amount of the difference;

(iii)	If the Closing Indebtedness exceeds the Estimated Closing Indebtedness, the Base Option Exercise Price will be decreased, dollar for dollar, by the amount of the difference; and

(iv)	If the Closing Indebtedness is less than the Estimated Closing Indebtedness, the Base Option Exercise Price will be increased, dollar for dollar, by the amount of the difference.

(h)	The aggregate amount by which the Base Option Exercise Price is adjusted as contemplated by this Section 3.5 shall be referred to as the “Post-Closing Adjustment”.

(i)	Within five (5) Business Days after the Option Exercise Price is finally determined as contemplated by this Section 3.5 and in accordance with the Purchase Agreement:

(i)	if the Post-Closing Adjustment is a positive number, the Purchaser shall pay or issue (as applicable) to the Holders, in accordance with the Purchase Price Allocation, and at the option of the Purchaser such aggregate: (A) cash (without interest); and/or (B) number of additional FFHC Shares as is equal to the Post-Closing Adjustment divided by the Deemed Share Price (without interest), such that the aggregate amount of cash (in (A)) and FFHC Shares (in (b) when multiplied by the Deemed Share Price) equals the Post-Closing Adjustment; and

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(ii)	if the Post-Closing Adjustment is a negative number, then the Purchaser’s first (but not sole) recourse shall be, at the option of the Holder the cancellation of: (A) any obligation to pay the Holdback Cash; and/or (B) such aggregate number of Consideration Shares as is equal to the Post- Closing Adjustment divided by the Deemed Share Price (without interest) with such final number of Consideration Shares to be deducted from the total number of Holdback Shares, provided that the aggregate amount of cash (in (A)) and FFHC Shares (in (b) when multiplied by the Deemed Share Price) equals the Post-Closing Adjustment.

(j)	Any payments contemplated in this Section 3.5 and made pursuant to the Purchase Agreement shall be treated as an adjustment to the Base Option Exercise Price by the Parties for Tax purposes, unless otherwise required by applicable Law.

(k)	Notwithstanding anything to the contrary in this Agreement, the Purchaser shall be permitted to deduct and withhold from any payment made in respect of this Agreement or the Purchase Agreement all Taxes that the Purchaser (or an Affiliate) is required to deduct and withhold pursuant to applicable Law. All such withheld amounts shall be treated as delivered to the applicable Holders, or other relevant Persons hereunder, as applicable. Furthermore, where deducting and withholding will not adequately satisfy any such Tax obligation, the Purchaser may require the recipient of any payment made pursuant to the Purchase Agreement to pay to the Purchaser, or make provision satisfactory to the Purchaser for the payment of, any Taxes required to be withheld.

4.	Covenants Relating to the Business of the Company

Unless receiving the prior written consent of the Purchaser (in its sole discretion), the Company covenants and agrees that during the Option Exercise Period, it shall and where applicable, cause each of its Subsidiaries to:

(a)	conduct itself in the Ordinary Course of Business and in accordance with, in all material respects, all applicable Laws, with the exception of the U.S. Cannabis Laws or any other U.S. federal law the violation of which is predicated upon a violation of the U.S. Cannabis Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relations;

(b)	not to directly or indirectly:

(i)	amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(ii)	split, combine or reclassify any Shares or any other securities of the Company or any of its Subsidiaries;

(iii)	redeem, repurchase, or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, Shares or any other securities of the Company or any of its Subsidiaries;
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	(iv)	amend the terms of any of the securities of the Company or any of its Subsidiaries;

	(v)	other than as may be contemplated under the Oasis Agreement, issue, offer, sell, contract to sell, transfer, assign, pledge, encumber grant any option to purchase, make any short sale or otherwise dispose or monetize the economic value of any securities of any Subsidiary, or any financial instruments convertible into, exercisable or exchangeable for, or that represent the right to receive, securities of any Subsidiary or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any securities of a Subsidiary (regardless of whether any such arrangement is to be settled by the delivery of securities of a Subsidiary), or agree to do any of the foregoing;

	(vi)	reduce the stated capital of any class or series of the Shares;

	(vii)	reorganize, amalgamate or merge;

	(viii)	undertake any voluntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries or any other distribution of assets of the Company or any of its Subsidiaries for the purpose of winding-up its affairs;

	(ix)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

	(x)	other than as may be contemplated under the Oasis Agreement, pledge or otherwise encumber, or authorize the pledge or other encumbrance of any (A) assets of the Company or any of its Subsidiaries; (B) Shares or any other securities of the Company or any of its Subsidiaries; or (C) any options, warrants, restricted share units or similar rights exercisable or exchangeable for or convertible into Shares or any other securities of the Company or any of its Subsidiaries, or other rights that are linked to the price or the value of Shares or any other securities of the Company or any of its Subsidiaries;

	(xi)	approve the Transfer of any Shares or securities exercisable or convertible into Shares to a Person that is in a business competitive with the Purchaser (or an Affiliate);

	(xii)	amend the terms of any share repurchase or cancellation agreement;

	(xiii)	amend the terms of or waive any rights under the Oasis Agreement;

	(xiv)	declare, set aside or pay any dividend or other distribution of any kind or nature (whether in cash, stock or property or any combination thereof) in respect of any securities;

[Commercially Sensitive Information]	(xv)	enter into any Contract or series of related Contracts with a value greater than or equal to ;

	(xvi)	enter into any agreement or arrangement with any Company Employee, officer, director or consultant with a value equal to or greater than in any 12 month period;

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(xvii)	make any bonus or profit sharing distribution or similar payment of any kind to any officer, director, Company Employee or consultant;

(xviii)	except as required by applicable Law:

(A)	agree to any severance, change of control, termination pay (or improvements to notice or pay in lieu of notice) benefits with any current, former or future Company Employee, officer, director or consultant of the Company or any of its Subsidiaries; and

(B)	increase compensation, bonus levels or other benefits payable to any current, former or future Company Employee, officer, director or consultant of the Company or any of its Subsidiaries that would be materially inconsistent with the compensation, bonus levels or other benefits payable under employment agreements of the Purchaser;

(C)	enter into any deferred compensation or other similar agreement (or amend any such existing agreement) with any current, former or future Company Employee or any current, former or future director of the Company or any of its Subsidiaries;

(D)	adopt any new Employee Plan or amend or modify any existing Employee Plan;

(E)	approve or take any action to accelerate the vesting of any compensation securities;

(F)	increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan; or

(G)	terminate, dismiss, demote or otherwise materially decrease the job requirements or the employment of the Key Individuals;

(xix)	appoint any senior officer of the Company or such other Person fulfilling a substantially similar role;

(xx)	make any loan to any officer, director, Company Employee or consultant of the Company or any of its Subsidiaries;

(xxi)	sell any assets of the Company or any of its Subsidiaries other than Inventory in the Ordinary Course;

(xxii)	purchase shares in any corporation or enter into a partnership or any arrangement for the sharing of profits or joint venture with any Person or entity, or agree to purchase or acquire all or substantially all of the assets of any entity;

(xxiii)	acquire (by share purchase, asset purchase or otherwise) any third party;

(xxiv)	acquire any asset or property from any officer, director, Company Employee or consultant of the Company or its Subsidiaries;

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	(xxv)	dispose of any asset or property to any officer, director, Company Employee or consultant of the Company or any of its Subsidiaries;

	(xxvi)	commence any litigation or arbitration or comprise or settle any claim or dispute in which the Company or any of its Subsidiaries are involved and which may: (A) reasonably be expected to result in a Material Adverse Effect on the Company; or (B) effect any of the Purchaser’s (or its Affiliates) Intellectual Property;

	(xxvii)	enter into, amend or terminate any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any successor thereto or any Subsidiary, or that would, after the Closing, limit or restrict in any material respect the Company or any of its Affiliates from competing in any manner;

	(xxviii)	enter into, amend or terminate any Contract containing any provision restricting or triggered by the delivery of the Option Notice or completion of the Acquisition;

[Commercially Sensitive Information]	(xxix)	other than any Indebtedness incurred in the Ordinary Couse of Business (including senior secured indebtedness from a recognized U.S. or Canadian banking institution), enter into any Contract or series of related Contracts whereby the Company incurs additional Indebtedness in excess of

	(xxx)	other than as may be contemplated under the Oasis Agreement, lend money to, or guarantee the debts of, any other Person (other than intracompany indebtedness);

	(xxxi)	knowingly take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Licence necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Authorities for material Licences;

	(xxxii)	abandon or fail to diligently pursue any application for any material Licences;

	(xxxiii)	grant or commit to grant a Licence or otherwise transfer abandon, or permit to become abandoned any material Intellectual Property or exclusive rights in or in respect thereof;

	(xxxiv)	materially change its business or regulatory strategy, including, without limitation, engaging in any new business, enterprise or other activity that is materially different from the Ordinary Course of Business of the Company;

	(xxxv)	take any action or omit to take any action that would result in a breach of the License Agreement;

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(xxxvi)	take any action that would materially delay, prohibit or impede the ability of the Purchaser to exercise the Option or complete the Acquisition; or

(xxxvii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

(c)	enforce all of its rights and duly perform its obligations under the Oasis Agreement and use commercially reasonable efforts to complete the transactions contemplated therein;

(d)	provide the Purchaser the reasonable opportunity to review and provide reasonable comments on the Ancillary Agreements (as defined in the Oasis Agreement) prior to the Company entering into such agreements;

(e)	use commercially reasonable efforts to retain the services of each of the Key Individuals, unless a Key Individual materially breaches his or her employment agreement with the Company, and the Company will promptly provide written notice to the Purchaser of the resignation or termination of any Key Individual;

(f)	do or cause to be done all things necessary to preserve and maintain the existence of the Company and its Subsidiaries;

(g)	subject to Section 6.7, not issue additional Shares or securities convertible, exchangeable or exercisable for or into Shares other than pursuant to any Employee Plan previously approved by the Purchaser;

(h)	ensure that any options, warrants or other convertible securities (collectively, the “Convertible Securities”) issued by the Company shall include customary change of control provisions such that, following the Closing Date, upon exercise, exchange or conversion of any Convertible Securities, holders of Convertible Securities shall only be entitled to receive, in lieu of Shares such number of FFHC Shares as each holder would have been entitled to receive had the holder of the Convertible Security exercised, exchanged or convert such Convertible Security prior to the Closing Date;

(i)	complete Financial Statements prepared in accordance with IFRS;

(j)	prepare and file when due all Tax Returns required to be filed by the Company and its Subsidiaries (except for any Tax Return for which an extension has been granted as permitted hereunder), and pay, or cause the Company and its Subsidiaries to pay, all Taxes (including estimated Taxes) due on such Tax Return (or due with respect to Tax Returns for which an extension has been granted as permitted hereunder) or which are otherwise required to be paid;

(k)	immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of any “material change” (as defined in the Securities Act (Ontario)) in relation to the Company on a consolidated basis;

(l)	not directly or indirectly:

(i)	enter into any non-competition or non-solicitation agreement or assume any restraint of trade or other obligation which would materially restrict the scope and nature of the business which the Company or any of its Subsidiaries may carry on;

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(ii)	cancel or permit to be cancelled or otherwise terminate any Licence in respect of the Company’s business;

(iii)	do or allow to be done or omit to do any act or thing which may result in the termination or suspension of any Licence in respect of the Company’s business;

(m)	allow the Purchaser at any time and from time to time to appoint an observer to the Company’s Board (the “Observer”) with the Observer having the rights set out in Annex 1 attached hereto;

(n)	make or enter into any commitment or agreement to do any of the foregoing or attempt to do any of the foregoing;

(o)	require any Person who acquires Shares (other than the Current Holders) to complete a Joinder and to deliver all such Joinders to the Purchaser in a timely manner; and

(p)	use the Hifyre Inc. digital platform in the operations of its business as further set out in the License Agreement.

Notwithstanding anything contained herein to the contrary, any provision of this Article 4 that shall: (a) violate applicable Laws in the determination of legal counsel to the Company in a written opinion; and (b) cause certain filings on the part of the Purchaser or its Affiliates which may be prejudicial to the business of the Purchaser (as determined by the Purchaser in its sole discretion), shall be null and void ab initio, and the remainder of this Agreement shall remain in full force and effect. The Company shall give immediate written notice to the Purchaser of any breach of this Article 4.

5.	Additional Covenants

5.1	Non-Solicitation.

(a)	On and after the date of this Agreement, except as expressly provided in this Agreement, the Company and its Subsidiaries, the Representative and the Holders shall not, directly or indirectly, through any of its representatives, or otherwise, and shall not permit any such Person to:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any its Subsidiaries or entering into any form of agreement, arrangement or understanding), any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

(iii)	make any public announcement or disclosure relating to an Acquisition Proposal.

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(b)	The Company shall, and shall cause its Subsidiaries and its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith the Company shall:

(i)	discontinue access to and disclosure of all information, including any data room, confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(ii)	within two Business Days of the date thereof, to the extent it is permitted to do so, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any such Person other than the Purchaser; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party relating to an Acquisition Proposal, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any Subsidiary is (or becomes) a party; and (ii) neither the Company, nor any Subsidiary nor any of their respective representatives will, without the prior written consent of the Purchaser (which consent may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any Subsidiary is (or becomes) a party, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement, shall not be a violation of this Section 5.1.

(d)	If after the date of this Agreement, the Company or any of its Subsidiaries or any of their respective representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company: (a) shall promptly notify the Purchaser, at first orally, and then, and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of any and all documents, correspondence or other material received in respect of the Acquisition Proposal, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request; and (b) may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its representatives solely for the purpose of advising such Person of the terms and conditions of this Section 5.1.

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(e)	Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective representatives of the prohibitions set out in this Section 5.1 and any violation of the restrictions set forth in this Section 5.1 by the Company, its Subsidiaries or their respective representatives shall be deemed to be a breach of this Section 5.1 by the Company.

5.2	Covenants Regarding the Acquisition.

Subject to Section 5.3(a), the Company shall (and shall cause its Subsidiaries to) use its reasonable best efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under applicable Law to consummate and make effective, as soon as reasonably practicable, the transactions to be contemplated by the Purchase Agreement once entered into, including using commercially reasonable efforts to:

(a)	satisfy, or cause the satisfaction of, all conditions precedent to be fulfilled by it in this Agreement and the Purchase Agreement, including the closing conditions within its control to be set out in the Purchase Agreement following exercise of the Option and prior to the Closing Date, and take all steps required to comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement and the Purchase Agreement;

(b)	obtain and maintain all consents required to: (i) complete the Acquisition; and (ii) maintain the material Contracts of the Company (and any of its Subsidiaries) in full force and effect upon completion of the Acquisition, on terms satisfactory to the Purchaser, which consents shall be subject to and conditional upon completion of the Acquisition, and the Company shall keep the Purchaser fully informed as to the status of and the processes relating to obtaining any such consents;

(c)	oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Acquisition, and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or, following exercise of the Option, the Purchase Agreement or the Acquisition; and

(d)	not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Acquisition.

5.3	Regulatory Approvals.

(a)	As soon as reasonably practicable after the exercise of the Option, the Company shall as promptly as practicable use its respective best efforts to obtain and maintain the Regulatory Approvals reasonably necessary to effect the closing of the Acquisition in advance of the Closing Time, and to make such filings, applications and submissions with Governmental Authorities required or advisable, with any reasonable out-of-pocket expenses incurred by the Company or any of its Subsidiaries in connection therewith (other than legal fees) to be borne by the Purchaser.

(b)	The Purchaser shall cooperate with the Company in connection with obtaining any Regulatory Approvals under Section 5.3(a) including by providing or submitting on a timely basis all documentation and information that is required, or in the reasonably held opinion of the Purchaser, advisable, in connection with obtaining such Regulatory Approvals and using its commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

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(c)	The Company shall keep the Purchaser fully informed as to the status of and the processes and proceedings relating to obtaining any Regulatory Approvals, and shall promptly notify the Purchaser of any communication from any Governmental Authority in respect of the Acquisition, this Agreement or the Purchase Agreement.

(d)	The Company shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the Acquisition, this Agreement or the Purchase Agreement, unless it affords the Purchaser a reasonable opportunity to consult with it in advance and, to the extent not precluded by such Governmental Authority, gives the Purchaser the reasonable opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings.

(e)	The Company and the Purchaser shall promptly notify the other party if it becomes aware that any (i) application, filing, document or other submission for any Regulatory Approval contains a Misrepresentation; or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company or the Purchaser as applicable shall, in consultation with and subject to the prior approval of the other party, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(f)	The Company shall request that the Regulatory Approvals be processed by the applicable Governmental Authority on an expedited basis and, to the extent that a public hearing is held, the Company shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(g)	If any objections are asserted with respect to the transactions contemplated by this Agreement or the Purchase Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Authority challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement or the Purchase Agreement as not in compliance with Law, the Company shall use its best efforts to obtain the Regulatory Approvals prior to the Closing Date; provided, that (i) any such action or undertaking is conditioned upon the closing of the Acquisition; and (ii) any such action or undertaking shall not require either party to take any action, or do or cause to be done anything pursuant to this Section 5.3(g) that would, individually or in the aggregate, reasonably be expected to cause a material and adverse impact on the assets, liabilities, financial condition, results of operations, ability to manage, operations or prospects of the Company or the Purchaser, as applicable, and its respective Subsidiaries, taken as a whole.

6.	Purchaser Representtations and Acknowledgements

The Purchaser represents and warrants to the Holders and the Company as of the Effective Date, as follows:

6.1	Incorporation and Qualification of the Purchaser. The Purchaser is a corporation duly organized and validly existing in good standing under the laws of Canada and has all requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted, and to purchase the Shares from the Holders and to enter into and perform its obligations under this Agreement.

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	6.2	Authorization. The execution and delivery of, and performance by the Purchaser of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Purchaser. The execution and delivery of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly and validly authorized and approved by the Purchaser’s Board, and no other organizational proceeding on the part of the Purchaser is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Purchaser and (assuming this Agreement constitutes a legal, valid and binding obligation of the other Parties hereto) constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

	6.3	Validity of Agreement. This Agreement has been duly executed and delivered by the Purchaser (assuming due execution and delivery by the other Parties) is a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

	6.4	Capitalization of the Purchaser. The authorized capital of the Purchaser consists of an unlimited number FFHC Shares, of which 240,285,080 such shares are issued and outstanding as of close of trading on February 11, 2021.

	6.5	Public Record. The documents comprising the Purchaser’s Public Disclosure Record, as of their respective dates (and taking into account any subsequently filed documents), were filed in a timely manner and were true, correct and complete at the applicable time (other than as may have been subsequently amended in the Purchaser’s Public Disclosure Record) and did not contain any Misrepresentation. The Purchaser has not filed any confidential material change report with any applicable securities regulatory authority which remains confidential as of the Effective Date. The Purchaser is a “reporting issuer” under the securities Laws of each of the provinces and territories of Canada and is not in material default of any of the requirements of securities legislation in such jurisdictions. The FFHC Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “FAF”.

	6.6	No Other Representations and Warranties. Except for the representations and warranties contained in this Article 6, the Purchaser has not made and makes no other express or implied representation or warranty, either written or oral, on behalf of the Purchaser, including any representation or warranty as to the accuracy or completeness of any information regarding the Purchaser furnished or made available to the Company, the Holders or the Representative, or any of their respective representatives, or as to the future revenue, profitability or success of the Purchaser or any representation or warranty arising from statute or otherwise in Law.

[Commercially Sensitive Information]	6.7	Acknowledgement of Private Placement. The Purchaser acknowledges and agrees that the Company is completing a private placement (the “Private Placement”) of up to units (the “Units”) at a price of per Unit for aggregate gross proceeds of up to on or before completing the acquisition of LDJ pursuant to the terms of the Oasis Agreement. Each Unit shall consist of one Share and one-half of one Share purchase warrant (each whole Share purchase warrant, a “Warrant”). Each Warrant shall be exercisable to acquire one additional Share at a price of per Share for a period of six months following the closing of the Private Placement. In connection with the Private Placement, the Company may issue Units and such issuances shall not require the prior consent of the Purchaser, provided that any new shareholders of the Company shall execute a Joinder to this Agreement.

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7.	Holder Representations and Warranties

Each Holder represents and warrants to the Purchaser, only as to itself and severally and not jointly, as of the Effective Date, as follows:

7.1	Qualification of the Holders.

(a)	Where the Holder is an individual, such Holder is of the legal age of majority in the jurisdiction in which such Holder is resident and is legally competent to execute and be bound by this Agreement and to take all action and perform all covenants and obligations required to be performed by him, her or it pursuant to the terms hereof.

(b)	Where the Holder is not an individual, such Holder is a corporation, limited liability company or other legal entity validly formed and in valid existence and good standing under the Laws of the jurisdiction where it was formed with requisite power and authority to own its properties and carry on its purposes in all material respects as presently owned or conducted, except where the failure to have such power or authority would not reasonably be expected, individually or in the aggregate, to materially impair or delay the Holder’s ability to effect the transactions contemplated hereby.

7.2	Validity of Agreement. This Agreement has been duly executed and delivered by such Holder and (assuming due execution and delivery by the other Parties) is a legal, valid and binding obligation of such Holder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

7.3	Title to Shares. Such Holder is the record owner of the number of Shares set forth opposite such Holder’s name on Annex 2 hereto or the Joinder, as applicable, and no one other than such Holder has any right, title or interest in such Shares and has the right and authority to dispose of them to the Purchaser, together with all rights now or hereafter attaching to them and free from any encumbrance, right to acquire, option, charge, pledge, lien, security interest and right or interest of any third party whatsoever, other than those restrictions on Transfer, if any, stated in the articles of the Company, the Shareholders’ Agreement or under any applicable securities Laws. Such Holder acknowledges that any acquisition of Shares by the Holder following the date hereof shall be treated as if such Shares were held by the Holder as of the date hereof and be subject to the terms hereof, including for certainty with respect to such Holder’s representation of title to such Shares contemplated by this Section 7.3. The Holder agrees that the Holder will not Transfer his, her or its Shares at any time prior to the Closing Time other than a Transfer to a Permitted Transferee.

7.4	No Other Agreements or Options. Except for the Purchaser’s right in this Agreement, no Person has any written or oral agreement or option or any right or privilege capable of becoming an agreement or option for the purchase or other acquisition from such Holder of any of the Optioned Shares.

8.	Company Representations and Warranties

The Company represents and warrants to the Purchaser as of the Effective Date, as follows. Unless the context otherwise dictates, all references to the “Company” in this Section 8 shall include all Subsidiaries of the Company.

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8.1	Incorporation and Qualification of the Company. The Company is a company incorporated and existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own, lease, use and operate its property, carry on its business as now being conducted by it and enter into and perform its obligations under this Agreement. The Company is registered, licensed or otherwise qualified to carry on the business as now being conducted and is in good standing in the jurisdictions in which the nature of the business or the property or assets owned or leased by the Company makes that qualification necessary or where the Company owns or leases any material properties or assets or conducts any material business, except where such failure to qualify would not reasonably be expect to result in a Material Adverse Effect to the Company.

8.2	Corporate Records. The minute books of the Company and other corporate records made available to the Purchaser for review have been maintained in accordance with applicable Laws and include:

(a)	complete and accurate copies of the articles and by-laws of the Company, and all amendments thereto;

(b)	complete and accurate minutes of all meetings of shareholders, directors and committees of directors since the date of incorporation of the Company, which meetings were duly called and held;

(c)	complete and accurate copies of all resolutions in writing passed by the shareholders, directors and committees of directors since the date of incorporation of the Company, which resolutions were duly passed; and

(d)	the share certificate book, securities register, register of transfers, register of directors and register of officers of the Company, each of which are complete, accurate and current.

All corporate proceedings and actions reflected in the minute books of the Company have been conducted or taken in accordance with applicable Laws and the Company’s articles and by-laws, as may be amended. Other than the Shareholders’ Agreement, there are no shareholders’ agreements or unanimous shareholders’ agreements governing the affairs of the Company or the relationship, rights and duties of the shareholders or directors of the Company, nor are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares of the Company.

8.3	No Business. As of the Effective Date, the Company: (a) has been engaged solely in the business of a holding company and never carried on any other business activity; (b) has not had or employed any employees or hired any independent contractors; and (c) other than the Material Agreements, is not a party to any Contract that is material to the business of the Company.

8.4	No Solvency or Reorganization Proceedings. The Company is not insolvent and, to the knowledge of the Company, no proceedings have been taken or authorized by any of the Holders, the Company or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Company or with (other than pursuant to this Agreement) respect to any amalgamation, merger, consolidation, arrangement, receivership or reorganization of, or relating to, the Company nor, to the knowledge of the Company, have any such proceedings been threatened by any other Person.

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8.5	Authorization. The execution and delivery of, and performance by the Company of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Company. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized and approved by the Company’s Board, and no other organizational proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of the other Parties hereto) constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

8.6	Capitalization of the Company. The authorized capital of the Company consists of an unlimited number Shares, of which 7,250,000 such shares are issued and outstanding as of the date of this Agreement. The Company is the sole member of 117 US and holds a 100% interest in the ownership of 117 US as of the date of this Agreement, which interest is held by the Company free and clear of all encumbrances. 117 US is the sole member of 117 CA and holds a 100% interest in the ownership of 117 CA as of the date of this Agreement, which interest is held by 117 US free and clear of all encumbrances (other than as may be contemplated in the Oasis Agreement). All of the Optioned Shares have been issued in compliance with applicable Laws, including securities Laws. The Company has no (a) outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company (or an Affiliate) is a party or by which it is bound obligating it to issue, deliver or sell, or cause to be issued, delivered or sold, additional Shares or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any Shares or other equity interest in the Company. No holder of indebtedness of the Company has any right to convert or exchange such indebtedness for any equity of the Company.

8.7	Subsidiaries. Other than 117 US and 117 CA, the Company does not have any Subsidiaries.

8.8	Material Agreements. Each Material Agreement is legal, valid, binding and in full force and effect and is enforceable by the Company, in accordance with its terms. Neither the Company nor, to the knowledge of the Company, any other Person, is in default in the observance or performance of any term, covenant or obligation to be performed by it under any Material Agreement which would have a Material Adverse Effect and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing. The Company has not received any notice (whether written or oral) that any party to a Material Agreement intends to cancel, terminate or otherwise modify or not renew its relationship with the Company, which would have a Material Adverse Effect and, to the knowledge of the Company, no such action has been threatened;

8.9	Indebtedness. The Company does not have any Indebtedness.

8.10	Operation in the Ordinary Course. The Company has conducted and is conducting its business and operates and maintains the properties and assets used in its business in compliance with applicable Laws. The Company has not received any notice of any alleged violation of any applicable Law that has not been remedied or rectified and, to the knowledge of the Company, no facts exist which would reasonably be expected to give rise to any written notice from a Governmental Authority alleging that the Company is not in compliance with any applicable Law.

8.11	Compliance with Law. At all times prior to the Effective Date, the Company has complied with all Laws that applied to the Company.

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8.12	No Other Representations and Warranties. Except for the representations and warranties contained in this Article 8, the Company has not made and makes no other express or implied representation or warranty, either written or oral, on behalf of the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to the Purchaser and its representatives or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law.

9.	Term and Termination

9.1	Term. This Agreement shall be effective from the Effective Date until the earliest of (a) the Closing Date; (b) the end of the Option Exercise Period (provided that the Option Notice has been delivered); and (c) the termination of this Agreement in accordance with its terms.

9.2	Termination. This Agreement may be terminated prior to the Closing Time:

(a)	by the mutual written agreement of the Company, the Purchaser and the Representative;

(b)	by the Purchaser upon the termination of the License Agreement; or

(c)	by the Purchaser, if the Company breaches any material term of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)) shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

9.3	Effect of Termination/Survival. If this Agreement is terminated or is no longer in effective pursuant to Section 9.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) this Section 9.3 and Article 10 through Article 14, survive; and provided further that no Party shall be relieved of any liability for any wilful and material breach by it of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination or lapse of effectiveness hereof pursuant to Section 9.1.

10.	Termination Fees

[Commercially Sensitive Information]

10.1	For the purposes of this Agreement, “Termination Fee” means an amount equal to.

10.2	In the event this Agreement is terminated by the Purchaser pursuant to Section 9.2(c), the Company shall, within 2 Business Days of such termination, pay to the Purchaser the Termination Fee by wire transfer of immediately available funds to an account designated by the Purchaser.

10.3	Each of the Company, the Holders and the Representative acknowledges that the agreements contained in this Article 10 are an integral part of the transactions contemplated by this Agreement and the entering into of the License Agreement, and that without these agreements the Purchaser would not enter into this Agreement or the License Agreement, and that the amounts set out in this Article 10 represent a penalty (and not liquidated damages) and do not represent all of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to payment of amounts and resultant termination of this Agreement. Each of the Company, the Representative and the Holders acknowledges and agrees that the payment of the Termination Fee in accordance with this Article 10 shall not preclude the Purchaser from seeking any other remedy against the Company, its Subsidiaries or the Holders in connection with this Agreement.

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11.	Confidentiality

11.1	From the date hereof, the Company, the Representative and each Holder shall, and shall cause each of its or their respective Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective directors, officers, employees, consultants, financial advisors, lawyers, accountants and other agents (collectively, “Associated Persons”) to hold, in confidence any and all information, whether written or oral, concerning: (a) the Purchaser and its Affiliates; and (b) following Closing, the Company, except to the extent that the Company, the Representative or the Holder, as applicable, can show that such information: (x) is generally available to, and known by, the public through no fault of the Company, Representative or Holder, as applicable, any of its or their respective Affiliates or any of its or their respective Associated Persons; or (y) is lawfully acquired by the Company, the Representative or the Holder, as applicable, any of its or their Affiliates or any of its or their respective Associated Persons from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If such Person is compelled to disclose any information by judicial or administrative process or by other requirements of applicable Law, such Person shall promptly notify the Purchaser in writing and shall disclose only that portion of such information that such Person is advised by its counsel in writing is legally required to be disclosed; provided that such Person shall use its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Each of the Company, the Representative and the Holders agree that irreparable damage may occur in the event of non-compliance with this Section 11.1 and that the Purchaser and its Affiliates shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

11.2	From the date hereof, the Purchaser shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Associated Persons to hold, in confidence any and all information, whether written or oral, concerning: (a) the Company, its Subsidiaries and other Affiliates and the Holders, except to the extent that the Purchaser can show that such information: (x) is generally available to, and known by, the public through no fault of the Purchaser, any of its Affiliates or any of their respective Associated Persons; or (y) is lawfully acquired by the Purchaser, any of its Affiliates or any of their respective Associated Persons from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Purchaser, or any of its Affiliates or any of their respective Associated Persons are compelled to disclose any information by judicial or administrative process or by other requirements of applicable Law, they shall promptly notify the Company in writing and shall disclose only that portion of such information that they are advised by their counsel in writing is legally required to be disclosed; provided that they shall use their reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. The Purchaser agrees that irreparable damage may occur in the event of non-compliance with this Section 11.2 and that the Company and its Affiliates shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

12.	Notices

Any notice, direction or other communication (in this Section 12, a “notice”) regarding the matters contemplated by this Agreement must be in writing and delivered personally, sent by overnight courier, email or electronic delivery, as follows:

to the Company:

[Commercially Sensitive Information]

                                                    American Acres

70 Temperance Street, Unit 1811

Toronto, Ontario M5H 0B1

Attention: George Scorsis

Email: [Redacted – Personal Information]

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with a copy to (which shall not constitute notice to the Company):

McMillan LLP

Brookfield Place – Bay-Wellington Tower

181 Bay Street, Suite 4400

Toronto, Ontario M5J 2T3

Attention: Raj Dewan

Email: [Redacted – Personal Information]

to the Representative (on behalf of the Holders):

70 Temperance Street, Unit 1811

Toronto, Ontario M5H 0B1

Attention: George Scorsis

Email: [Redacted – Personal Information]

to the Purchaser at:

Fire & Flower Holdings Corp.

130 King Street West, Suite 2500

Toronto, Ontario M5X 1C8

Attention: Harvey Shapiro, Executive Chair Email: [Redacted – Personal Information]

with a copy to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto, ON M5K 0A1

Attention: Eric Foster

Email: [Redacted – Personal Information]

A notice is deemed to be delivered and received: (a) if delivered personally, on the date of delivery if delivered prior to 5:00 p.m. on a Business Day and otherwise on the next Business Day; (b) if sent by same-day courier, email or electronic delivery, on the date of delivery if delivered prior to 5:00 p.m. on a Business Day and otherwise on the next Business Day; and (c) if sent by overnight courier, on the next Business Day.

A Party may change its address for service from time to time by notice given in accordance with the foregoing provisions.

13.	Miscellaneous

13.1	Time. Time shall be of the essence of this Agreement.

13.2	Public Announcements. No press release, public statement or announcement or other public disclosure regarding this Agreement or the transactions contemplated by this Agreement may be made prior to closing the transactions contemplated in the Purchase Agreement without the prior written consent and joint approvZal of the Company and the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), except if required by applicable Laws or a Governmental Authority, as determined by legal counsel to the disclosing Party. If disclosure is required by applicable Laws or a Governmental Authority, prior to making any such disclosure, the Purchaser or Company making the disclosure shall promptly notify the other of the proposed content of such disclosure and reason such disclosure must be made, and shall make all reasonable efforts to obtain the approval of the other as to the form, nature and extent of the disclosure. The Parties acknowledge that the Purchaser may be required, in accordance with Canadian securities Laws, to file a copy of this Agreement on its profile at www.sedar.com, and in such case the Purchaser agrees that it shall make such redactions to this Agreement as are permitted under Section 12.2(3) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (subject to compliance by the Purchaser with the remaining provisions of Section 12.2 of NI 51-102) and with the prior consultation of the Company, provided that in the case of any disagreement between the Purchaser and the Company with respect to any redactions, the position of the Purchaser shall prevail.

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13.3	Personal Information. The Holders (on its own behalf, if the Holder is an individual, and for and on behalf of each individual that is a shareholder or other equityholder, directly or indirectly, of such Holder if such Holder is not an individual), acknowledges that this Agreement may require the Holder to provide certain personal information to the Company, the Purchaser and their respective counsel. The Holder (on its own behalf, if the Holder is an individual, and for and on behalf of each individual that is a shareholder or other equityholder, directly or indirectly, of such Holder if such Holder is not an individual) agrees that the Holder’s personal information may be disclosed by the Company, the Purchaser or their respective counsel to: (a) stock exchanges, securities commissions or securities regulatory authorities; (b) the Company’s or the Purchaser’s registrar and transfer agent; (c)taxation authorities; and (d) regulatory bodies and may be included in record books in connection with the Acquisition and in the Company’s or Purchaser’s corporate records. By executing this Agreement or Joinder, as applicable, the Holder (on its own behalf, if the Holder is an individual, and for and on behalf of each individual that is a shareholder or other equityholder, directly or indirectly, of such Holder if such Holder is not an individual) is deemed to be authorizing and consenting to the foregoing collection (including the indirect collection of personal information), use and disclosure of the Subscriber’s personal information as set forth above. The Holder (on its own behalf, if the Holder is an individual, and for and on behalf of each individual that is a shareholder or other equityholder, directly or indirectly, of such Holder if such Holder is not an individual) also consents to the filing of copies or originals of any of the Holder r’s documents described in this Agreement as may be required to be filed with any stock exchange, securities commission, securities regulatory authority or any other regulatory body in connection with the transactions contemplated hereby or in the Purchase Agreement.

13.4	Costs and Expenses. Each Party shall be responsible for all costs and expenses (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisors) incurred by it in connection with this Agreement and the transactions contemplated by it.

13.5	Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.6	Gender and Number. Words importing gender shall include the masculine, feminine and neuter genders. Words importing the singular include the plural and vice versa.

13.7	References. In this Agreement, a reference to an “Annex”, “Articles”, “Exhibit”, “Paragraph”, “Section”, “Subsection”, “Schedule” followed by a number or letter means or refers to the specified section, subsection, paragraph or schedule, as the case may be, of this Agreement.

13.8	Third Parties. This Agreement does not and is not intended to confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. No Person other than the Parties will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind, at any time and in any way whatsoever, the rights, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

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13.9	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all other understandings, agreements, representations (including misrepresentations, negligent or otherwise), negotiations, communications and discussions, written or oral, made by the Parties with respect thereto. There are no representations, warranties, terms, conditions, covenants or other understandings, express or implied, collateral, statutory or otherwise, between the Parties, except as expressly stated in this Agreement. Other than with respect to the License Agreement, the Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

13.10	Severability. If any provision of this Agreement or its application to any Party or circumstance is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, it will be ineffective only to the extent of its illegality, invalidity or unenforceability without affecting the validity or the enforceability of the remaining provisions of this Agreement and without affecting its application to other parties or circumstances.

13.11	Amendment. This Agreement may not be amended, supplemented or otherwise modified in any respect except by written agreement signed by the Purchaser, the Company and the Representative.

13.12	Governing Law. This Agreement will be construed, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of Toronto, Ontario, and irrevocably waives objection to the venue of any proceeding in those courts or that those courts provide an inconvenient forum.

13.13	Currency. Unless stated otherwise, any express or implied reference in this Agreement to currency or to “$” is a reference to Canadian currency.

14.	Representative; Power of Attorney

14.1	Each Holder hereby appoints and constitutes the Representative as its true and lawful agent and attorney-in-fact to act for and on behalf of the Holder for the purpose of taking any and all actions by the Holder specified in or contemplated by this Agreement or in the Purchase Agreement, including as agent and attorney-in-fact for such parties: (a) in connection with entering into the Purchase Agreement (or any other agreement or instrument in connection with the Acquisition) on behalf of the Holder; (b) in connection with any termination of this Agreement pursuant to Section 9.2; (c) in connection with any amendment or waiver of any provision of this Agreement pursuant to Section 13.11; (d) in connection with the receipt of all agreements, certificates and other documents to be delivered by the Purchaser in connection with the transactions contemplated herein on in the Purchase Agreement; (e) in connection with the delivery of all agreements, certificates and other documents to be delivered by the Representative on behalf of the Holders in connection with the transaction contemplated herein or in the Purchase Agreement; (f) for the purpose of giving and receiving notices on behalf of the Holders under this Agreement or the Purchase Agreement; and (g) for the purpose of defending all indemnity claims contemplated herein or in the Purchase Agreement, consenting to, compromising or settling all such indemnity claims, and conducting negotiations with the Purchaser under this Agreement.

33

14.2	For certainty, the assumption by the Representative of the responsibilities set out in this Article 14 does not make the Representative personally responsible for amounts owing by any of the Holders hereunder except in the Representative’s capacity as a Holder. In each such case in this Agreement, the Purchaser will be entitled to direct all communications through, and rely on decisions made by, the Representative. With respect to all such matters, the Representative may: (a) take any and all actions (including without limitation executing and delivering any documents), incur any reasonable costs and expenses for the account of the Holders and make any and all determinations which may be required or permitted to be taken by the Holders under this Agreement; (b) exercise such other rights, power and authority as are authorized, delegated and granted to the Representative under this Agreement; (c) dispute or refrain from disputing any indemnity claims contemplated herein or in the Purchase Agreement ; (d) negotiate and compromise any dispute that may arise under and exercise or refrain from exercising any remedies available under this Agreement; (e) execute any settlement agreement, release or other document with respect to such dispute or remedy; and (f) exercise such rights, power and authority as are incidental to the foregoing. Any decision, act, consent or instruction of the Representative under this Agreement will constitute a decision of all of the Holders and will be final, binding and conclusive upon all of the Holders, and the Purchaser will be entitled to rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of all of the Holders.

14.3	The limited power of attorney granted hereby is coupled with an interest and will: (a) survive and not be affected by the subsequent death, incapacity, disability, bankruptcy or dissolution, as applicable, of any Holder; and (b) extend to each Holder’s respective and applicable heirs, executors, administrators, legal representatives, successors and assigns, as applicable.

14.4	Each Holder hereby agrees to indemnify, defend and hold harmless the Representative from and against any and all loss, liability or expense (including the reasonable fees and expenses of the Representative’s attorneys) arising out of or in connection with any act or failure to act of the Representative hereunder, except to the extent that such loss, liability or expense is finally adjudicated to have been primarily caused by the gross negligence, fraud or willful misconduct of the Representative.

14.5	The Representative may resign at any time, effective immediately upon notice to the Purchaser, the Holders and the Company. In the event of the resignation of the Representative, another Person will be appointed by the Holders then holding a majority of the issued and outstanding Shares. Notices or communications to or from the Representative will constitute notice to or from each Holder.

14.6	The Representative may, in all questions arising hereunder, rely on the advice of counsel and the Representative will not be liable to anyone for anything done, omitted or suffered by the Representative based on such advice. The Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations will be read into this Agreement against the Representative. The Representative will not be liable to the Holders for any error of judgment, or any act done or step taken or omitted in good faith or for any mistake in fact or law, or for anything which it may do or refrain from doing in connection herewith, except for his or her own gross negligence or willful misconduct as determined by a court of competent jurisdiction.

14.7	Each Holder will pay its Proportionate Share of all costs and expenses (including those of any legal counsel or other professional retained by the Representative) in connection with the acceptance or administration of the Representative’s duties hereunder, and will reimburse the Representative for any costs or expenses incurred by the Representative pursuant to this Agreement and the Purchase Agreement and any agreements or instruments ancillary to the foregoing.

15.	Further Assurances

Each Party shall from time to time, before or after the closing of the transactions contemplated in the Purchase Agreement, execute, acknowledge and deliver or cause to be executed, acknowledged and delivered all further acts, documents and instruments as may be reasonably necessary or desirable in order to give full effect to this Agreement or any provision of it.

16.	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or DocuSign), each of which will be deemed to be an original and all of which, taken together, will be deemed to constitute one and the same instrument. Delivery by electronic transmission of an executed counterpart (including, for certainty, by DocuSign) of this Agreement is as effective as delivery of an originally executed counterpart of this Agreement.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

34

IN WITNESS WHEREOF this Agreement has been executed by the Parties effective as of the Effective Date.

HOLDERS:

[Redacted – Commercially Sensitive Information]

Signature Page – Purchase Option Agreement

FIRE & FLOWER HOLDINGS CORP.

“Harvey Shapiro”
Name:	Harvey Shapiro
Title:	Executive Chair

[Commercially Sensitive Information]	AMERICAN ACRES MANAGERS

“George Scorsis”
	Name:	George Scorsis
	Title:	President & CEO

Signature Page – Purchase Option Agreement

ANNEX 1

BOARD OBSERVER RIGHTS

1.	The Observer has the right to attend all meetings (including telephonic or videoconference meetings) of the Company’s in a non-voting, observer capacity on and subject to the terms herein. The Observer may participate in discussions of all matters brought to the Company’s Board for consideration, but in no event shall the Observer (a) take an active role in any Company’s Board meeting such as by moving any motion, voting on any matter or seeking to influence the actions of the Company’s Board; (b) sign any Company’s Board resolutions; (c) be deemed to be a member of the Company’s Board or hold himself or herself out as a member of the Company’s Board; and (d) without limitation of the obligations expressly set forth in herein, have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or its shareholders. Upon request, the Company shall allow the Observer to attend meetings of the Company’s by telephone or electronic communication. The presence of the Observer shall not be required for purposes of establishing a quorum and shall not be considered in determining such quorum.

2.	The Company shall provide to the Observer copies of all notices, minutes, consents and other materials that it provides to Company’s Board members (collectively, “Board Materials”), including any draft versions, proposed written consents, and exhibits and annexes to any such materials, at the same time and in the same manner as such information is delivered to the members of the Company’s Board. The Observer shall have the right to share all such Board Materials with the Purchaser.

3.	Notwithstanding anything herein to the contrary, the Company may exclude the Observer from access to any Board Materials, meeting or portion thereof if the Company’s Board concludes, acting in good faith, that (a) such exclusion is reasonably necessary to preserve the solicitor-client or work product privilege between the Company or any of its Affiliates and its or their counsel (provided, however, that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege); (b) such Board Materials or discussions relate to the Company’s relationship, contractual or otherwise, with the Purchaser or any actual or potential transactions between or involving the Company and the Purchaser; or (c) such exclusion is necessary to avoid a conflict of interest or disclosure that is restricted by any agreement to which the Company or any of its Affiliates is a party or otherwise bound.

4.	The Company agrees to reimburse the Observer for reasonable out-of-pocket expenses incurred in connection with the Observer’s attendance at meetings of the Company’s Board; provided that all reimbursements payable by the Company contemplated herein shall be payable in accordance with and subject to the Company’s policies and practices with respect to director expense reimbursement then in effect.

Annex 1 – Purchase Option Agreement

ANNEX 2 HOLDERS

[Redacted – Commercially Sensitive Information]

Annex 2 – Purchase Option Agreement

ANNEX 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO BE INCLUDED IN THE PURCHASE AGREEMENT

1.	Organization and Authorization.
2.	Organizational Documents and Corporate Records.
3.	No Conflicts; Required Consents.
4.	Capitalization.
5.	Subsidiaries and Investments.
6.	Financial Statements.
7.	No Undisclosed Liabilities.
8.	Indebtedness.
9.	Inventory and Accounts Receivable.
10.	Operating in the Ordinary Course of Business and Absence of Changes.
11.	Material Contracts.
12.	Legal Proceedings.
13.	Compliance with Laws.
14.	Licences.
15.	Title to and Sufficiency of Assets.
16.	Real Property.
17.	Personal Property.
18.	Intellectual Property.
19.	Privacy and Personal Information.
20.	Tax Matters.
21.	Environmental Matters.
22.	Company Employees.
23.	Employment Matters.
24.	Employee Benefit Matters.
25.	Insurance.
26.	Related Party Transactions.
27.	Bank Accounts; Powers of Attorney; Directors and Officers.
28.	Insolvency.
29.	No Broker.
30.	Investment Canada Act.
31.	Competition and Antitrust.
32.	CASL.[1]
33.	Product Liability.

1 Referring to an act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio Television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) (S.C. 2010, c.23) and the regulations made under the foregoing and any other applicable Laws governing spam or electronic communications, as applicable.

Annex 3 – Purchase Option Agreement

ANNEX 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER TO BE INCLUDED IN THE PURCHASE AGREEMENT

1.	Organization and Authorization.
2.	Organizational Documents and Corporate Records.
3.	No Conflicts; Required Consents.
4.	Issued and Outstanding FFHC Shares.
5.	Public Record.
6.	No Order Ceasing or Suspending Trading in the FFHC Shares.
7.	Reporting Issuer Status.
8.	Due Appointment of Transfer Agent.
9.	Issuance of the Consideration Shares.

Annex 4 – Purchase Option Agreement

EXHIBIT A

NOTICE OF EXERCISE OF OPTION

[date]

To: [Name of Representative] (the “Representative”), on behalf of the Holders (as defined in the purchase option agreement dated February 22, 2021, between the undersigned,                                                American Acres Managers (the “Company”), the Representative and certain Holders (the “Agreement”))[Commercial Sensitive Information]

Re: Purchase Option Agreement – Exercise of Option

Capitalized terms used herein and not defined have the meanings given to them in the Agreement.

The Purchaser hereby exercises the Option to purchase the Company pursuant to Section 3 of the Agreement.

Yours truly,

FIRE & FLOWER HOLDINGS CORP.

Name:
Title:

Exhibit “A” – Purchase Option Agreement

EXHIBIT B

JOINDER TO THE PURCHASE OPTION AGREEMENT

TO: Fire & Flower Holdings Corp. (the “Purchaser”)

AND TO:                                             American Acres Managers (the “Company”) [Commercial Sensitive Information]

AND TO: Holders of common shares of the Company (the “Holders”) that are party to a certain option purchase agreement dated February 22, 2021 (the “Agreement”) between such person, the Purchaser, the Company and George Scorsis (in his capacity as Representative (as defined in the Agreement))

WHEREAS all capitalized terms used herein, but not otherwise defined shall have the meanings ascribed thereto in the Agreement;

AND WHEREAS pursuant to the terms of the Agreement, the Purchaser has the option, but not the obligation, to acquire the Company pursuant to the terms of the Purchase Agreement;

AND WHEREAS as a condition to acquiring Shares, the undersigned shall become a party to the Agreement;

THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants and agreements herein set forth, the parties mutually covenant and agree as follows:

1.	The undersigned hereby covenants and agrees that, with effect on and from the date hereof, the undersigned will (a) represent and warrant to Purchaser the same representations and warranties made by each Holder to the Purchaser pursuant to Section 7 of the Agreement; (b) appoints the Representative as the undersigned’s representative for the transactions contemplated by the Agreement as further set out in Section 14 of the Agreement; and (c) be bound by, observe and perform its duties and obligations under the Agreement, including without limitation duties and obligations of a Holder, as if the undersigned had been a party to the Agreement as of and from the Effective Date.

2.	With effect on and from the date of this Agreement, the undersigned will be entitled to the benefit of the provisions of the Agreement, including without limitation all representations, warranties and covenants of the other parties hereto under the Agreement for the benefit of a Holder, as if the undersigned had been a party to the Agreement as of and from the date thereof.

3.	Except as otherwise modified herein, the parties hereto confirm, acknowledge and agree that the provisions of the Agreement shall continue in full force and effect.

4.	This Agreement, once executed, shall be incorporated and form part of the Agreement.

5.	This Agreement is governed by and shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.	Delivery by electronic transmission of an executed counterpart (including, for certainty, by DocuSign) of this Joinder is as effective as delivery of an originally executed counterpart of this Joinder.

[Signature Page to Follow]

Exhibit “B” – Purchase Option Agreement

Dated as of the _____ day of_______________, 20___ .

Number of Shares registered to the undersigned: _____________________.

[To be completed by individual shareholders]

[●]

[To be completed by non-individual shareholders]

[●]

Name:	[●]
Title:	[●]

Exhibit “B” – Purchase Option Agreement